Natural Resource Partners L.P.

601 Jefferson Street, Suite 3600

Houston, TX 77002

(713) 751-7507

Via EDGAR

September 20, 2012

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Natural Resource Partners L.P.
Registration Statement on Form S-3 (as amended)
File No. 333-183314

Dear Mr. Reynolds:

On behalf of Natural Resource Partners L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 12:00 p.m. eastern time on September 21, 2012, or as soon thereafter as practicable.

The Partnership hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Partnership. The Partnership hereby further acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

The Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 751-7507 or Ramey Layne of Vinson & Elkins, LLP at (713) 758-4629 with any questions regarding this matter.

Very truly yours,

Natural Resource Partners L.P.

By:	NRP (GP) LLC, its general partner

By:	GP Natural Resource Partners LLC,
its general partner

By:	/s/ Wyatt L. Hogan
Wyatt L. Hogan Vice President and General Counsel